Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Northgate announces further drill results at Young-Davidson analysts'
    tour of the property on September 18th

    VANCOUVER, Sept. 18 /CNW/ - Northgate Minerals Corporation (TSX: NGX,
AMEX: NXG) today announced assay results for four additional diamond drill holes at its Young-Davidson property near the town of Matachewan, Ontario.

    <<
                             HIGHLIGHTS

    -   Hole YD90-22X has expanded the Lower Boundary zone to the
        west of the currently defined resource area intersecting
        6.42 grams per metric tonne (g/t) gold over 19.5 metres (m).

    -   Hole YD07-45, within a large inferred resource block of the
        Lower Boundary zone, returned 4.3 g/t gold over 15.9m
        including 12.4m of 5.04 g/t gold.

    -   Hole YD07-42A, on the previously assumed eastern edge of the
        Lower Boundary zone, intersected 10.5m assaying 4.51 g/t
        gold.

    -   Hole YD07-47, drilled on the previously assumed eastern edge of the Lower Boundary zone, intersected 26.3m assaying
        5.20 g/t gold.

    -   On September 18th, a group of 14 analysts will be visiting the Young-Davidson property.
    >>

    Ken Stowe, President and Chief Executive Officer, remarked, "Results from the four holes reported today are impressive with respect to grade, continuity and thickness, and support our expectation that the gold bearing syenite system at Young-Davidson will ultimately contain at least three million ounces of gold. Six surface drills are currently active with five drilling underground targets and the sixth working on detailed definition of the open-pit resources. The underground ramp that we are driving has advanced
1,140 metres towards its ultimate target of 3,000 metres and dewatering of the existing shaft has reached below the six-level."

    OVERVIEW OF YOUNG-DAVIDSON EXPLORATION AREA

    Gold mineralization on the Young-Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees to the south. Figure 1, shown below, presents known resource areas (as defined in the legend), historic mine workings, simplified geology, potential new resource areas along with the pierce points for the holes drilled. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as 10,355 metres.

    Figure 1: Young-Davidson Property (Vertical, North Looking,
    Longitudinal Section with Metric Grid)

    http://files.newswire.ca/592/September_18_YD.jpg

    Recent Drilling Results from the Lower Boundary Zone

    The assay results from four drill holes, YD90-22X, YD07-45, YD07-47 and
YD07-42A are presented in Table 1. All of these holes intersected significant thicknesses of mineralization at grades above the current underground resource grade.
    Hole YD90-22X is an extension of an old hole, which was drilled in 1990.
The hole was deepened from the original depth of 848.5m to 1,053m. It intersected gold bearing mineralization at a depth of 876m. YD07-22X returned an exceptionally wide zone of 120.9m grading 1.76 g/t gold, including higher grade intervals of 4.42 g/t gold over 31.3m and 6.42 g/t gold over 19.5m. This hole, along with YD07-41 (previously released), which returned 3.28 g/t gold over 40.2m, shows that the Lower Boundary zone extends over 100m further west than previously known at a depth of 1,000m.
    Hole YD07-45 intersected the Lower Boundary zone approximately 100m below and 65m east of YD07-22X in an existing area of inferred resources. The hole intersected a 16.5m interval grading 4.3 g/t gold. The strong results of holes
22X and 45 suggest that the region between the Lower Boundary zone and the
Lower Young-Davidson zone, which has been one of the primary targets of recent exploration drilling, has the potential to add even more resource ounces in the coming months as the surface exploration program continues.
    Hole YD07-47 was drilled about 175m above and slightly west of YD07-42A in an inferred resource between the Upper and Lower Boundary zones. This hole returned 3.12 g/t gold over 58.4m including 4.46 g/t over 32.0m and 5.2 g/t over 26.3m. The zone here is substantially thicker than other holes in the area such as YD95-45A situated about 50m above that returned 5.7 g/t gold over
11.0m.
    Drill hole YD07-42A was completed between the C1 and C2 dykes in an existing inferred resource area on the eastern edge of the Lower Boundary zone. This hole intersected 2.46 g/t gold over 23m within which the lower
10.5m assayed 4.51 g/t gold.

    <<
    Table 1: Assay Results from Lower Boundary Zone

    -----------------------------------------------------------------
                                      Core       True          Gold
    Hole ID      From(m)     To(m)    Length(m)  Thickness(m)  (g/t)
    -----------------------------------------------------------------
    YD90-22X      876.0     996.9        120.9       79.4      1.76
    Including     908.1     939.4         31.3       20.4      4.42
                  919.9     939.4         19.5       12.7      6.42
                  922.5     935.5         13.0        8.5      8.37
    -----------------------------------------------------------------

    -----------------------------------------------------------------
    YD07-45      1086.6    1102.5         15.9       11.7      4.30
    Including    1086.6    1099.0         12.4        8.8      5.04
    -----------------------------------------------------------------

    -----------------------------------------------------------------
    YD07-42A      948.0     971.0         23.0       14.9      2.57
    Including     960.5     971.0         10.5        6.9      4.51
                  962.0     968.0          6.0        4.0      6.14
    -----------------------------------------------------------------

    -----------------------------------------------------------------
    YD07-47       728.2     786.6         58.4       41.6      3.12
    Including     740.1     786.6         46.5       33.2      3.73
                  754.6     786.6         32.0       22.9      4.46
                  754.6     780.9         26.3       18.7      5.20
    -----------------------------------------------------------------
    >>

    At present, there are six surface-based, diamond drill rigs operating on the Young-Davidson property. Five rigs are drilling deep holes to expand underground resources in the Lower Boundary zone, Young-Davidson zone and the
Lucky zone while the sixth is drilling shallow holes to better define the current open-pit resource. A seventh drill is scheduled to arrive on the property in early October to begin underground definition drilling from the newly constructed ramp.

    <<
    Table 2 - Drill Hole Collar Locations

    -----------------------------------------------------------------
                                               Collar   Collar  Depth
    Hole ID   Easting   Northing   Elevation   Azimuth   Dip    (m)
    -----------------------------------------------------------------
    YD07-42A  23523.9     9937.9     10319.7     356     -70  1021.0
    -----------------------------------------------------------------
    YD07-45   23200.8     9940.0     10325.0       0     -70  1135.0
    -----------------------------------------------------------------
    YD90-22X  23110.3    10037.4     10318.9      08   -74.8  1053.0
    -----------------------------------------------------------------
    YD07-47   23513.1    10064.7     10326.9       0     -70   842.0
    -----------------------------------------------------------------
    >>

    QUALITY CONTROL - ANALYSES AND SAMPLE LOCATION

    Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in the
National Instrument 43-101 (NI 43-101) Technical Report filed on SEDAR
(www.sedar.com) on January 29, 2007. A summary of these procedures may also be found in a press release dated April 10, 2006.

    QUALIFIED PERSONS

    The program design, implementation, quality assurance/quality control and interpretation of the results is under the control of Northgate's geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl
Edmunds, PGeo, Northgate's Exploration Manager.

    NOTE TO US INVESTORS:

    The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable
Mineral Reserve" are Canadian mining terms as defined in accordance with NI
43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")
Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines
adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource",
"Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred
Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for Mineral
Projects under the guidelines set out in the CIM Standards.

    NORTHGATE MINERALS CORPORATION is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a proven and probable reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold.
Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

    FORWARD-LOOKING STATEMENTS:

    This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of
1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate).
Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2006 Annual Report and under the heading
"Risk Factors" in Northgate's 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the
United States Securities and Exchange Commission (www.sec.gov). Northgate
expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

    %CIK: 0000072931

    /For further information: Ms. Keren R. Yun, Manager, Investor Relations,
(416) 216-2781, kyun(at)northgateminerals.com/
    (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 07:45e 18-SEP-07